Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131

April 6, 2005

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Reggie Norris
Facsimile Number: (202) 942-9594

Re:	Preliminary Proxy Materials for Terremark Worldwide, Inc. (File No. 001-12475)

Dear Mr. Norris:

     We are counsel to Terremark Worldwide, Inc., a Delaware corporation. This letter sets forth Terremark’s response to your April 5, 2005 telephone conversation with Jaret Davis of our offices regarding the reverse stock split that Terremark is considering. We refer you to the preliminary proxy statement, filed by Terremark with the Securities and Exchange Commission on April 1, 2005.

     Under the terms of this proxy statement, Terremark proposes to solicit proxies from holders of its equity securities for use at a special meeting of stockholders to be held on May 16, 2005 to approve of an amendment to Terremark’s Amended and Restated Certificate of Incorporation to achieve the following:

     (i) effect a one for ten reverse stock split of Terremark’s outstanding shares of common stock, and

     (ii) decrease the number of authorized shares of common stock from six hundred million shares to one hundred million shares.

     The reverse stock split would be effective on or about the close of business of May 16, 2005.

     No fractional shares of Terremark’s common stock will be issued as a result of the reverse stock split. Instead, Terremark’s transfer agent will, on behalf of those holders who would otherwise be entitled to receive a fractional share, aggregate all fractional shares and sell them as soon as practicable after the effective date of the reverse stock split.

     As a consequence of the reverse stock split, the 417,221,193 shares of Terremark’s common stock issued and outstanding as of the record date will be reduced to approximately 41,722,100. The reverse stock split, however, is not intended to, and Terremark does not believe the reverse stock split will, constitute a going-private transaction.

Securities and Exchange Commission
April 6, 2005

     Based upon the records of Terremark’s transfer agent, Terremark believes that the reverse stock split will not decrease the number of record holders by more than 10, and there will still be over 300 holders of record. Since the number of record holders will remain over 300, Terremark does not believe the reverse stock split will constitute a transaction covered by Regulation 13D of the Securities Exchange Act of 1934, as amended.

     We wish to thank the Staff for its willingness to consider these issues. We trust that, if the above response is satisfactory to the Staff, no further review of the preliminary proxy statement is contemplated and that, if we do not receive notice to the contrary by April 11, 2005, Terremark may file a definitive proxy statement and proceed with its solicitation of proxies for use at the special meeting. Please feel free to call me at (305) 579-0685 or Jaret L. Davis at (305) 579-0676 if you have any questions.

Sincerely,
/s/ Paul Berkowitz
Paul Berkowitz

Cc: Terremark Worldwide, Inc.